

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2018

Omar Aamar
President, Treasurer and Director
SigmaRenoPro Inc
Aloni Noa'kh St. 1
Kiryat Motzkin 26402
Israel

> **Re: SigmaRenoPro, Inc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 17, 2018**
> **File No. 333-221302**

Dear Mr. Aamar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2017 letter.

Amendment No. 1 to Form S-1 filed January 17, 2018

Prospectus Summary, page 3

1. We note your response to our prior comment 5. Please revise your statement regarding the possibility of an acquisition or merger to cover affiliates and promoters as well as the company itself. Also disclose whether the company or its affiliates and promoters intend for the company, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Use of Proceeds, page 13

2.   We note that the additional disclosure in response to our prior comment 10 assumes the sale of all 2.2 million shares offered. Please revise to clarify how each of the levels presented in your table will or will not advance your planned operations.

Description of Business, page 19

3.   Please clarify the statement that Mr. Aamar has "no little knowledge" of the home building industry in the United States.

Plan of Operation, page 24

4.   We note your statement that you will scale your business development if you are not able to raise $55,000 in this offering. Please revise to clarify to what extent you will be able to proceed with your business plan if you are unable to raise that amount.

Where You Can Find More Information, page 30

5.   We note your response to our prior comment 17, but we are unable to locate any of the changed disclosure you reference. As noted in our original comment, please add a risk factor informing stockholders of the possibility that your Section 15(d) reporting obligation may be suspended due to a limited number of record holders and the resultant risks. In addition, please be sure to add a second risk factor, and revise your disclosure under "Where You Can Find More Information" to discuss the inapplicability of the following regulations to Section 15(d) reporting companies:
   • the proxy rules under Section 14 of the Exchange Act
   • the short-swing profit rules under Section 16 of the Exchange Act
   • the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and
   • the majority of the tender offering regulations.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications